

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 20, 2010

Kenneth B. Liebscher
Chief Executive Officer
Tiger Oil & Energy
7230 Indian Creek Ln., Suite 201
Las Vegas, NV 89149

> **RE:** **Tiger Oil & Energy**
> **Form 8-K**
> **Filed October 4, 2010**
> **File No. 000-53241**

Dear Mr. Liebscher:

We issued comments to you on the above captioned filing on October 25, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 30, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments by December 30, 2010 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding these comments, please direct them to Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

Pamela A. Long
Assistant Director

cc: Harold P. Gewerter, Esq.
        Fax (702) 382-1759